

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Daniel Schneeberger, M.D.
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1415 Ranch Road 620 South, Suite 201
Lakeway, TX 78734

> **Re: Anebulo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 1, 2021**
> **File No. 333-254979**

Dear Dr. Schneeberger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, Filed April 1, 2021

Exhibits

1. On page 43 you state that the exclusive forum clause in your certificate of incorporation does not apply to suits brought to enforce a duty or liability created by the Exchange Act, and further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision in your certificate of incorporation and bylaws, filed as Exhibits 3.1 and 3.2, does not mention applicability to claims arising under the Exchange Act or Securities Act. Please reconcile the exclusive forum provision in your certificate of incorporation and bylaws with the disclosure in the Registration Statement.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman, Esq.